1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 10, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/03/14 :	Response to Agency against Corruption Ministry of Justice's raid at Hsinchu Branch, Northern Taiwan Business Group, Chunghwa Telecom Co., Ltd.
99.02	Announcement on 2019/03/18 :	The Company to participate in investor conference held by BoAML
99.03	Announcement on 2019/03/19:	The Board resolves the distribution of cash dividend
99.04	Announcement on 2019/03/19:	Board of directors resolves to convene the Company's annual general meeting on June 21, 2019.
99.05	Announcement on 2019/03/19:	New appointment of Company Secretary
99.06	Announcement on 2019/03/20:	Chunghwa Telecom announces the impacts of the initial application of IFRS 16
99.07	Announcement on 2019/03/20:	Response to the reported information enquiry made by the Taiwan Taichung District Prosecutors Office to the Company
99.08	Announcement on 2019/04/01:	To announce the acquisition of ROU asset from Southern Taiwan Business Group, Chunghwa Telecom for CHT Security Co., Ltd., the Company's subsidiary
99.09	Announcement on 2019/04/08 :	Chunghwa Telecom to hold conference call for the first quarter 2019 results
99.10	Announcement on 2019/04/10:	Chunghwa Telecom announces its operating results for March 2019
99.11	Announcement on 2019/04/10 :	March 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Response to Agency against Corruption Ministry of Justice's raid at Hsinchu Branch, Northern Taiwan Business Group, Chunghwa Telecom Co., Ltd.

Date of events: 2019/03/14

Contents:

1.Date of occurrence of the event:2019/03/14

2.Cause of occurrence: Agency against Corruption, Ministry of Justice with a summons issued by New Taipei District Court raided the office of a staff of Hsinchu Branch, Northern Taiwan Business Group, Chunghwa Telecom this morning.

3.Countermeasures:Chunghwa Telecom will fully support the investigation.

4.Effect on the Company's finances and business: None

5.Any other matters that need to be specified: None

EXHIBIT 99.02

The Company to participate in investor conference held by BoAML

Date of events: 2019/03/18

Contents:

1.Date of the investor conference: 2019/03/20

2.Time of the investor conference: 9:00 am (Taipei time)

3.Location of the investor conference: Taipei

4.Brief information disclosed in the investor conference: The conference will be held by BoAML

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Yes, please refer to https://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.03

The Board resolves the distribution of cash dividend

Date of events: 2019/03/19

Contents:

1.Date of the board of directors resolution :2019/03/19

2.Appropriations of earnings in cash dividends to shareholders (NT$ per share):4.479

3.Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

4.Total amount of cash distributed to shareholders (NT$):34,745,603,075

5.Appropriations of earnings in stock dividends to shareholders (NT$ per share):0

6.Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

7.Total amount of stock distributed to shareholders (shares):0

8.Any other matters that need to be specified:The Board of Directors proposed July 31, 2019 as the ex-dividend record-date.

EXHIBIT 99.04

Board of directors resolves to convene the Company's annual general meeting on June 21, 2019

Date of events: 2019/03/19

Contents:

1.Date of the board of directors resolution:2019/03/19

2.Date for convening the shareholders' meeting:2019/06/21

3.Location for convening the shareholders' meeting: Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.Cause or subjects for convening the meeting

  (1)Report Items:

   a. The Company's 2018 business report

   b. 2018 audit committee's audit report concerning the Company's financial statements

   c. Report on 2018 compensation distribution to directors and employees

5.Cause or subjects for convening the meeting

  (2)Matters for Ratification:

   a. Ratification of 2018 business report and financial statements

   b. Ratification of 2018 earnings distribution proposal

6.Cause or subjects for convening the meeting

  (3)Matters for Discussion:

   a. The amendment to the Articles of Incorporation

   b. The amendment to the ”Procedures for Acquisition and Disposal of Assets”

   c. The amendment to the ”Operational Procedures for Loaning Funds to Others”

   d. The amendment to the ”Operational Procedures for Endorsements and Guarantees”

7.Cause or subjects for convening the meeting

  (4)Elections:

    The election of the Company's 9th term directors

8.Cause or subjects for convening the meeting

  (5)Other Proposals:

    Release of restrictions on competitive activities on the directors of 9th board of directors

9.Cause or subjects for convening the meeting

  (6)Extemporary Motions: Extemporary Motions

10.Book closure starting date:2019/04/23

11.Book closure ending date:2019/06/21

12.Any other matters that need to be specified: none

EXHIBIT 99.05

New appointment of Company Secretary

Date of events: 2019/03/19

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): Company Secretary

2.Date of occurrence of the change:2019/03/19

3.Name, title, and resume of the replaced person: None

4.Name, title, and resume of the replacement: Kuo-Chiang, Chung , the Vice President of Legal Affairs Department, served as the Assistant Vice President of Legal Affairs Department, Master’s degree in Electrical Engineering from National Taiwan University

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):New appointment

6.Reason for the change:New appointment

7.Effective date:2019/03/19

8.Any other matters that need to be specified:None

EXHIBIT 99.06

Chunghwa Telecom announces the impacts of the initial application of IFRS 16

Date of events: 2019/03/20

Contents:

1.Date of occurrence of the event:2019/03/20

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: The Company announced the impacts of the initial application of IFRS 16 on January 1, 2019.

6.Countermeasures:In compliance with the classification, recognition and measurement under IFRS 16, right-of-use assets increased by NT$12.16 billion, other assets decreased by NT$ 1.94 billion, lease liabilities increased by NT$ 10.34 billion, other liabilities decreased by NT$ 0.05 billion and total equity decreased by NT$ 0.07 billion on the Company's consolidated financial statements.

7.Any other matters that need to be specified: None

EXHIBIT 99.07

Response to the reported information enquiry made by the Taiwan Taichung District Prosecutors Office to the Company

Date of events: 2019/03/20

Contents:

1.Date of occurrence of the event:2019/03/20

2.Cause of occurrence: It was reported that the Taiwan Taichung District Prosecutors Office asked the Company to provide relevant information regarding an investment made by a subsidiary of the Company in 2017.

3.Countermeasures: The Company will cooperate with the information enquiry.

4.Effect on the Company's finances and business: None

5.Any other matters that need to be specified: Taiwan Taichung District Prosecutors Office did not search the Company, but asked the Company to provide relevant information.

EXHIBIT 99.08

To announce the acquisition of ROU asset from Southern Taiwan Business Group, Chunghwa Telecom for CHT Security Co., Ltd., the Company's subsidiary

Date of events: 2019/04/01

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

5F., No. 2**, Zhisheng Rd., Zuoying Dist., Kaohsiung 813, Taiwan, R.O.C.

2.Date of the occurrence of the event:2019/04/01

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: 191.66 square meters, equivalent to 57.98 pings Unit price: NT$657 per ping per month (untaxed) Total transaction amount: NT$38,095 per month (untaxed) Right to use asset: NT$341,035 (untaxed)

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Southern Taiwan Business Group, Chunghwa Telecom Co., Ltd.; parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Reason for choosing the counterpart: Considering the house location and the company's whole business planning. Previous owner: Southern Taiwan Business Group, Chunghwa Telecom Co., Ltd. Relationship: related party Last transfer date and transfer amount: 107/4/1~108/3/31, NT$38,095 (untaxed) per month

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:

Previous owner: Southern Taiwan Business Group, Chunghwa Telecom Co., Ltd.

Relationship: related party

Last transfer date and transfer amount: 107/4/1~108/3/31, NT$38,095 (untaxed) per month

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Payment terms: monthly payment of NT$38,095 (untaxed)

Lease period: 108/4/1~108/12/31

Restrictions and other important agreements in the contract: None

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

The reference basis: Compare with the rental price of the factories in Zuoying District of Kaohsiung City

The decision-making department: Chairman authorized by Board of Directors

10.Name of the professional appraisal institution and its appraisal amount: N/A

11.Name of the appraiser: N/A

12.Practice certificate number of the appraiser: N/A

13.Is the appraisal report price a limited price or specific price?:N/A

14.Has an appraisal report not yet been obtained?:N/A

15.Reason for an appraisal report not been obtained: N/A

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

17.Name of the CPA firm: N/A

18.Name of the certifying CPA:N/A

19.The practice certificate number of the CPA:N/A

20.Broker and broker's fee: None

21.Concrete purpose or use of the acquisition or disposal: Considering the house location and the company's whole business planning.

22.Do the directors have any objection to the present transaction?:No

23.Is it a related party transaction?:Yes

24.Date of the board of directors’ resolution: NA

25.Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?:right-of-use asset

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.Any other matters that need to be specified:

The board of directors authorized the chairman to decide the matters and have the decisions submitted to and ratified by the next board of directors meeting in accordance with Article 15, paragraph 3 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public

Companies”. The company will make a supplementary announcement of the approval date of the board's ratification.

EXHIBIT 99.09

Chunghwa Telecom to hold conference call for the first quarter 2019 results

Date of events: 2019/04/08

Contents:

1.Date of the investor conference: 2019/04/29

2.Time of the investor conference: 14:00 (Taipei time)

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference:

Please refer to https://www.cht.com.tw/chtir at 13:30 on April 29, 2019 Taipei time.

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on https://www.cht.com.tw/chtir

7.Any other matters that need to be specified: Teleconference will be held during 14:00-15:00 Taipei time

EXHIBIT 99.10

Chunghwa Telecom announces its operating results for March 2019

Date of events: 2019/04/10

Contents:

1.Date of occurrence of the event:2019/04/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for March 2019 was NT$ 17.18 billion. Although mobile service revenue declined owing to market competition and mobile sales revenue decreased due to the lengthier handset replacement cycle, ICT project revenue, Internet VAS revenue, revenue from services provided to the government and MOD revenue all increased. Operating costs and expenses were NT$ 14.07 billion. Operating income was NT$ 3.11 billion. Income before tax was NT$ 3.2 billion. Net income attributable to stockholders of the parent company was NT$ 2.53 billion. EPS was NT$0.33. In addition, operating income, pretax income and EPS all fell in the range of our first-quarter guidance.

Compared to the fourth quarter of 2018, operating income for the first quarter of 2019 increased 1.7%, while pretax income and net income attributable to stockholders of the parent company remained flat.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.11

Chunghwa Telecom

April 10, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
Jan.	Net sales	17,182,716	17,487,524	(-)304,808	(-)1.74%
Jan-March	Net sales	51,331,161	53,632,358	(-)2,301,197	(-)4.29%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,904,039

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	212,802
	Fair Value	-2,213
	The amount of unrealized gain(loss) recognized this year	-1,316

Settled Position	Total amount of contract	66,650
	The amount of realized gain(loss) recognized this year	-1,621

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	252,668
	Fair Value	-2,719
	The amount of unrealized gain(loss) recognized this year	-3,788

Settled Position	Total amount of contract	171,766
	The amount of realized gain(loss) recognized this year	87

b Trading purpose : None